SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 8

TRW INC.

(Name of Subject Company)

TRW INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share

Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108

872649504
872649603
(CUSIP Number of Class of Securities)

William B. Lawrence

Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins

Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002 and April 15, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto.

      The “Revised Offer” shall refer to the revised exchange offer, as publicly announced by Northrop on April 14, 2002. Pursuant to the Revised Offer, each outstanding Common Share may be exchanged for a number of shares of Northrop common stock equal to $53 divided by the average of the closing prices of Northrop common stock over five consecutive trading days prior to the expiration of the offer (the “Revised Exchange Ratio”), but in no event will the Revised Exchange Ratio be more than 0.4690 ($53/$113) or less than 0.4309 ($53/$123). Each outstanding Series 1 Share and Series 3 Share may be exchanged for a number of shares of Northrop common stock equal to the then-effective conversion rate for such preferred shares multiplied by the Revised Exchange Ratio. The offer is on the terms and subject to the conditions set forth in the amended Schedule TO, dated April 15, 2002, and in the revised letter of transmittal, including a new condition which expressly conditions the Revised Offer on Northrop conducting due diligence and being reasonably satisfied with the outcome (the “Due Diligence Condition”).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)     Arrangements with Executive Officers and Directors of TRW.

Item 3(a) is hereby amended by restating the first and second paragraphs therein in their entirety as follows:

      If the directors and executive officers of the Company who own Shares exchange their Shares in the Revised Offer, they will receive the offer consideration for their Shares on the same terms and conditions as the other public shareholders. As of April 12, 2002, the directors and executive officers of TRW beneficially owned in the aggregate 190,975 Common Shares (excluding unvested shares of restricted stock, options to purchase Common Shares that are currently exercisable or that become exercisable within 60 days) and no Series 1 Shares or Series 3 Shares. If they were to exchange all of their Shares in the Revised Offer and the Revised Offer were consummated, they would receive, depending on the Revised Exchange Ratio, an aggregate amount of between 82,291 and 89,567 shares of Northrop common stock for the Common Shares referred to above. In addition, as of April 12, 2002, the directors and executive officers of the Company held 90,041 phantom units of TRW Common Shares in certain nonqualified plans.

      As of April 12, 2002, the directors and executive officers of the Company held (i) options to purchase 1,808,900 Common Shares, 1,090,730 of which had vested as of such date, with exercise prices ranging from $32.32 to $57.97 and an aggregate weighted average exercise price of $44.76 per share, (ii) 96,000 unvested shares of restricted stock and (iii) 35,492 unvested restricted stock units. Upon a change in control of the Company, (i) all outstanding stock options will vest, (ii) all outstanding shares of restricted stock will vest and all restrictions thereon will immediately lapse and (iii) all outstanding restricted stock units will vest and be settled in Common Shares.

      Item (3)(a) is hereby further amended by replacing the reference to “March 13, 2002” in the last sentence of the fourth paragraph with “April 17, 2002”.

      Item (3)(a) is hereby further amended by replacing the first sentence of the third paragraph under the caption “Employment Continuation and Life Insurance Arrangements” with the following:

As of April 12, 2002, an aggregate amount of $22.2 million was credited to the accounts of the Company’s executive officers under the Company’s nonqualified defined contribution plans.

      Item (3)(a) is hereby further amended by replacing the reference to “February 28, 2002” in the last sentence of the last paragraph under the caption “Director Compensation” with “March 28, 2002”.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)     Solicitation/ Recommendation

Item 4(a) is hereby amended by adding the following disclosure at the end of such subsection:

      After careful consideration, including a thorough review of the Revised Offer, including the Due Diligence Condition, with the Company’s independent financial and legal advisors, the Board of Directors unanimously (with one director absent) determined that the Revised Offer is financially inadequate, highly conditional and not in the best interests of TRW shareholders. The Board believes that the Revised Offer, because of the new Due Diligence Condition, does not reflect any commitment to offer $53.00 in Northrop stock per Common Share, and even if valued as a $53.00 per share offer, continues to undervalue TRW’s businesses, and does not adequately compensate shareholders for transferring control of the Company to Northrop, or for the value of the synergies that the Board believes are likely if the Revised Offer is consummated. The Board believes that the Company is well positioned to deliver more value to its shareholders than the Revised Offer by continuing to execute its plan to reduce the Company’s indebtedness, and then separate the Company’s operating businesses in a tax efficient manner. In addition, the Board authorized management and its advisors to initiate a process to explore all strategic alternatives to create shareholder value at levels above the Revised Offer.

Accordingly, the Board of Directors unanimously (with one director absent) recommends that you reject the Revised Offer and not exchange your Shares pursuant to the Revised Offer.

      A form of letter communicating the Board of Directors’ recommendation to you and a press release relating to the recommendation to reject the Revised Offer are filed as Exhibits (a)(15) and (a)(16) to this document and are incorporated herein by reference.

(b) Background of the Transaction

Item 4(b) is hereby amended by adding the following disclosure at the end of such subsection:

      On April 5, 2002, the Board of Directors of the Company held a special meeting at which it discussed, among other matters, the development of pro forma financial information.

      On April 15, 2002, the Board of Directors of the Company held a special meeting at which it, among other matters, began to review the terms of the Revised Offer with senior management and the Company’s independent legal and financial advisors.

      On April 16, 2002, the Board of Directors of the Company held a special meeting at which it reviewed the Revised Offer with senior management and the Company’s independent legal and financial advisors. At the meeting, the Board again considered the strategic alternatives and business opportunities, including the Company’s value enhancement plan in which the Company would reduce its indebtedness and separate its business units, as well as the alternative in which the Company would be sold as a whole. The Board also discussed the Company’s progress on the sale of the Aeronautical Systems Group and the separation of the automotive business. The Board believed that the alternative in which the Company’s business units would be separated is well positioned to deliver greater value to the Company’s shareholders than the Revised Offer. In addition, the Company’s independent financial advisors discussed their financial analyses of the Revised Offer. Each of Goldman Sachs and Credit Suisse First Boston delivered an opinion to the effect that, as of the date of such opinions, the Revised Offer is inadequate to the holders of Common Shares from a financial point of view. After discussion with the Company’s senior management and its independent legal and financial advisors, the Board determined, among other things, that because of the Due Diligence Condition, the Revised Offer does not reflect any commitment to offer $53.00 in Northrop stock per Common Share, and even if valued as a $53.00 per share offer, continues to undervalue TRW’s businesses, does not adequately compensate TRW shareholders for transferring control of the Company to Northrop or for the value of the synergies that the Board believes are likely if the Revised Offer is consummated. The Board also noted that the Revised Offer was highly conditional, which, in the Board’s view, leads to significant uncertainty that the Revised Offer will be consummated. The Board authorized, among other things, the issuance of a press release and the filing of this Amendment No. 8 with the Securities and Exchange Commission. Accordingly, on April 17, 2002, the Company issued a press release announcing the Board’s rejection of the Revised Offer. In addition to continuing the aggressive execution of its value enhancement plan, the Board authorized management and its advisors to initiate a process to explore all strategic alternatives to create shareholder value at levels above the Revised Offer. Furthermore, the Board authorized management of the Company to make certain confidential information relating to the Company available to third parties, including Northrop, upon the execution by such third parties of a confidentiality agreement satisfactory to the Company.

      On April 16, 2002, TRW contacted Northrop requesting that Northrop agree to postpone the Control Share Acquisition shareholder meeting to provide sufficient time for TRW’s Board to take a position on the Revised Offer and for the Board’s position to be disseminated to and reviewed by TRW’s shareholders. Northrop rejected TRW’s request for the postponement.

(c) Reasons for Recommendation

Item 4(c) is hereby amended by adding the following disclosure at the end of such subsection:

      In reaching the conclusion that the Revised Offer is financially inadequate and the recommendation described above, the TRW Board of Directors consulted with its senior management and its independent legal and financial advisors and took into account numerous factors, including but not limited to the following:

(i) On and prior to March 13, 2002, the date on which the Board made its recommendation with respect to the original Offer, the Board of Directors had evaluated the Company’s strategic plan which reaffirmed the strength of TRW’s advanced portfolio of technology and its market leadership positions in space, defense, information systems, commercial aerospace and automotive parts. As part of the reaffirmation, the Board concluded that its advanced portfolio and market leadership positions would likely result in an improvement in the Company’s financial performance, leading to an increase in the value of the Company’s stock. Recent reviews of the strategic plan reaffirm the Company’s strengths and the Board’s conclusions regarding Common Share value;

(ii) The Board of Directors considered its discussions with Goldman Sachs and Credit Suisse First Boston at the meetings of the Board held on April 15 and April 16, 2002 concerning the financial aspects of the Revised Offer. On April 16, 2002, Goldman Sachs delivered an oral opinion (in accordance with its customary practice regarding inadequacy opinions), and Credit Suisse First Boston also delivered an oral opinion on such date, which was confirmed in writing, in each case in connection with the Revised Offer to the effect that, as of the date of such opinions, the Revised Offer is inadequate to the holders of Common Shares from a financial point of view. A copy of Credit Suisse First Boston’s written opinion, which sets forth the assumptions made, procedures followed and limitations on the review undertaken, is filed as Annex A to this Amendment No. 8 to Schedule 14D-9 and is incorporated herein by reference. Shareholders are encouraged to read the written opinion of Credit Suisse First Boston in its entirety;

(iii) The assessment of the Company’s senior management, after consultation with the Financial Advisors and consideration of the financial analyses described in “Certain Matters Relating to Financial Advisors,” that the Company’s businesses, in the aggregate, may have greater value than the Revised Offer, that the Revised Offer does not adequately compensate the Company’s shareholders for transferring control of the Company to Northrop or for the value of the synergies that the Board believes are likely if the Revised Offer is consummated and that the Company has various alternatives, which the Company had been exploring, to reduce its financial leverage and realize value through the tax efficient separation of its operating businesses. In considering these alternatives, the Board reviewed analyses of the range of potential values and an assessment of potential execution risks and timing associated with each alternative, as well as the likely tax implications of each alternative to the Company and its shareholders;

(iv) The Company will continue to pursue, with a target for completion in the fourth quarter of 2002, its value enhancement plan to unlock value in the Company by reducing the amount of the Company’s indebtedness and then separating the automotive business in a tax efficient manner. The Company would create two appropriately capitalized, independent, publicly traded companies: one would hold its automotive business and the other would hold the Company’s other operating businesses. The debt reduction of the Company may be accomplished through the sale of, or issuance of equity in, one or more operating businesses. The Board believes that the Company’s value enhancement plan is well-positioned to deliver more value than the Revised Offer;

(v) The Company already has achieved significant success in executing its debt reduction plan by reducing net debt approximately $3.9 billion over the past three years;

(vi) The Company expects annual earnings per share to grow from $2.36, before unusual charges, in 2001 to between $3.55 and $3.60 in 2002, including a $.70 per share favorable impact from the adoption of Financial Accounting Standard 142, relating to goodwill. In the first quarter of 2002, operating earnings increased 24 percent to $92 million, compared with $74 million in 2001 and operating earnings per share, which excluded extraordinary and unusual items, increased 20 percent to $0.71 from last year’s $0.59 per share, and exceeded analysts’ consensus estimates by 7 cents;

(vii) The Board considered several key economic trends in the automotive, space and defense and commercial aerospace sectors that the Board believes will have a positive impact on TRW’s three principal industries. In this regard, the Board noted, among other things, that (a) in the automotive sector, forecasts by independent third parties for 2002 North American light vehicle production, when compared with forecasts prepared in late 2001, showed a significant improvement from earlier estimates; (b) in the defense sector, the U.S. defense procurement and research, development, test and evaluation budget is projected to have a 7.2% compound annual growth rate through 2006, with emphasis in many technologies and arenas where TRW is a leader; and (c) in the commercial aerospace sector, Air Transport Association of America (“ATA”), a trade organization for airlines in the United States, has compiled statistics showing that between September 2001 and January 2002, the commercial aerospace industry has begun to stabilize; specifically, ATA has noted that during this period, with respect to airlines in the United States, Available Seat Miles (meaning one seat flown one mile) has increased 9.6%, and Revenue Passenger Miles (meaning one paying passenger flown one mile) has increased 22.6%. The Board noted that in increasing its offer, Northrop, in its press release dated April 14, 2002 acknowledged that its actions were “due to improving economic conditions which drive TRW’s end markets and continuing positive developments in the defense industry”;

(viii) The Revised Offer is even more conditional than the original Offer, resulting in even greater uncertainty than the original Offer that the Revised Offer will be consummated. Unlike the original Offer (in which the due diligence review was a condition to the potential improvement of the Offer, but not to the consummation of the Offer itself), the Revised Offer is subject to what the Board believes is an unusual Due Diligence Condition, pursuant to which the Revised Offer is subject to Northrop’s completion of a due diligence investigation of the Company’s non-public information, with results reasonably satisfactory to Northrop. In the event that Northrop does not find the results of its investigation “reasonably satisfactory”, Northrop would have the complete option to lower the amount of or withdraw its Revised Offer;

(ix) The Board believes that the action taken by Northrop in conditionally revising the offer price to $53.00 per share (subject to a collar) unequivocally supports the Board’s previous determination that the original Offer of $47.00 per share (subject to a collar) was not, contrary to Northrop’s assertion, a full and fair price for the Company;

(x) The Board believes that the higher value represented by the Revised Offer represented in part the increased trading price of Northrop’s common stock in the recent past; the Board also noted that the lower end of the collar in the Revised Offer was at a significantly higher level than under the original Offer ($113.00 per share under the Revised Offer as compared to $103.00 under the original Offer), thereby increasing the risk to the Company’s shareholders of obtaining the stated value of the Revised

Offer in the event that shares of Northrop common stock trade below $113.00 per share. In addition, the Board noted that in the last 36 months shares of Northrop common stock have closed at or above $113.00 per share (the lower end of the collar) on only 17 trading days, and have never closed above $123.00 per share (the higher end of the collar) during such period;

(xi) The Board believes that based on its analysis of a potential transaction, Northrop has the financial resources to increase the price of its Revised Offer, and in that regard the Board noted that in its public statements and filings made in connection with the Revised Offer, Northrop no longer indicated that it may be willing to increase the price of its Revised Offer after review of the Company’s due diligence materials (even if the due diligence review warranted a higher price) as it had previously stated in connection with the original Offer;

(xii) Since announcement of the Proposal on February 22, 2002, the Company and its independent financial advisors have received unsolicited indications of interest from third parties with respect to transactions with the Company as a whole which would involve a separation of the automotive business. In addition, the Company has received unsolicited indications of interest from third parties with respect to each of its operating businesses as well as a private equity investment in the entire Company. TRW is engaged in preliminary discussions with third parties concerning transactions involving all or a portion of the automotive business, and the Company commenced preliminary negotiations for a potential sale of its Aeronautical Systems Group;

(xiii) In addition to continuing the execution of the Company’s value enhancement plan described in paragraph (iv) above, the Board authorized management and its advisors to initiate a process to explore all strategic alternatives to create shareholder value at levels above the Revised Offer, and the Board believes that such process could lead to a value per share for the Company’s shareholders in excess of the Revised Offer. As part of this process, the Company would anticipate sharing non-public information with select interested parties, subject to their entering into appropriate confidentiality agreements. Should Northrop so desire, it may engage in this process on the same basis as other parties. There can be no assurance that this exploration process would lead to any agreements or transactions;

(xiv) The Board of Directors considered the form of consideration to be paid to holders of Shares in the Revised Offer and the uncertainty of value of such consideration compared to cash consideration. The Board of Directors was aware that Northrop had announced that it believes that the consideration to be received by the holders of Shares in the Revised Offer would not be taxable to such holders for federal income tax purposes;

(xv) In addition to the Due Diligence Condition described in paragraph (viii) above, the Revised Offer is subject to the following conditions, among others, which, in the Board’s view, lead to significant uncertainty that the Revised Offer will be consummated:

(1) Northrop Shareholder Approval Condition. The issuance of shares of Northrop common stock, pursuant to the Revised Offer and the proposed follow-on merger as described in the Revised Offer, must be approved by the shareholders of Northrop. As of April 16, 2002, Northrop has not asked its shareholders to make this determination;

(2) No Material Adverse Change Condition. No change must have occurred or been threatened (or any condition, event or development must have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of TRW or any of its subsidiaries that, in the reasonable judgment of Northrop, is or may be materially adverse to TRW or any of its subsidiaries, and Northrop must not have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of TRW or any of its subsidiaries or the value of the capital stock of TRW to Northrop;

(3) Merger Moratorium Condition. The tender of Shares must be effective, which pursuant to the terms of the Revised Offer, will not occur until such time as Section 1704 of the Ohio Revised

Code does not prohibit or delay the merger described in the Revised Offer. No tender of TRW shares will be effective, and Northrop will have no right to acquire tendered Shares prior to such time. Under Section 1704, absent approval of the TRW Board, Northrop would be permitted to consummate the merger described in the Revised Offer only after the expiration of a period of three years following the consummation of the Revised Offer and either the approval of the merger by holders representing a super-majority of Shares or Northrop’s compliance with certain fair price provisions;

(4) Control Share Condition. The acquisition of Shares pursuant to the Revised Offer must have been approved by the TRW shareholders for purposes of Section 1701.831 of the Ohio General Corporation Law so that Northrop can consummate the Revised Offer, or Northrop must be satisfied, in its sole discretion, that such law is invalid or otherwise inapplicable to the Revised Offer;

(5) Control Bid Condition. The waiting period during which the Ohio Division of Securities may suspend the Revised Offer under Title 17 of the Ohio Revised Code, without the occurrence of any such suspension, must have terminated or expired or Northrop must be satisfied, in its sole discretion, that such law is inapplicable or invalid;

(6) No Impairment Condition. TRW must not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing Northrop’s ability to acquire TRW or otherwise diminishing the value of the acquisition of TRW;

(7) Minimum Tender Condition. Such number of Shares must be tendered so that, after consummation of the Revised Offer, Northrop owns a number of Shares which constitute a majority of the then outstanding Common Shares on a fully-diluted basis. As of April 12, 2002, less than 1.6% of the then outstanding Common Shares had been tendered to Northrop; and

(8) Antitrust Condition. The applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Council Regulation (EEC) No. 4064/89 of the Council of the European Communities and any other applicable similar foreign laws or regulations must have expired or been terminated. On or about April 10, 2002, the Department of Justice made a request for additional information to Northrop and the Company. To the Board’s knowledge, Northrop has failed, as of April 16, 2002, to make a filing with the Commission of the European Communities to begin its review process.

      In light of the above factors, the TRW Board determined that the Revised Offer is not in the best interests of TRW and TRW’s shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) RECOMMENDS THAT TRW’S SHAREHOLDERS REJECT THE REVISED OFFER AND NOT EXCHANGE THEIR SHARES PURSUANT TO THE REVISED OFFER.

      The foregoing discussion of the information and factors considered by the TRW Board is not intended to be exhaustive but addresses all of the material information and factors considered by the TRW Board in its consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the TRW Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Revised Offer. Such determination was made after consideration of all the factors taken as a whole. There is no assurance that the Company will be successful either in executing a process to explore all strategic alternatives to create shareholder value at levels above the Revised Offer or in executing its plan to reduce the amount of the Company’s indebtedness and separate the automotive business in a tax-efficient manner or that, if executed, the plan will create more value than the Revised Offer. In addition, individual members of the TRW Board may have given differing weights to different factors. Throughout its deliberations, the TRW Board received the advice of Goldman Sachs, Credit Suisse First Boston and Skadden, Arps, Slate, Meagher & Flom LLP, who were retained to advise the TRW Board in connection with the Offer and the Revised Offer.

(d)     Intent to Tender

Item 4(d) is hereby amended and restated in its entirety as follows:

      To the best of TRW’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of TRW’s executive officers or directors currently intend to exchange Shares over which he or she has sole dispositive power for Northrop common stock.

(e)     Certain Matters Relating to Financial Advisors

Item 4(e) is hereby amended by adding the following disclosure at the end of such subsection:

      In their analyses relating to the Revised Offer, the Financial Advisors used various methodologies to review various alternatives, including the separation of the Company’s business units and a sale of the Company.

      The Financial Advisors analyzed a plan for the separation of the business units involving the possible sale of the Aeronautical Systems Group and a spin-off of the automotive business. Using the range of values for the Aeronautical Systems Group determined through their prior analysis of transaction multiples from selected business combinations involving companies in the aeronautics industry and applying standard transaction multiple valuation techniques and financial multiples for the Company’s industry peers, the Financial Advisors implied a range of values for the automotive business and the Systems, Space & Electronics business.

      As part of their analysis of the plan for the separation of the business units, the Financial Advisors performed a discounted cash flow valuation analysis on the Systems, Space & Electronics business. This analysis was based on projections for TRW that were prepared by the management of the Company.

      In analyzing a possible sale of the Company as a whole, the Financial Advisors reviewed selected transaction multiples and also analyzed the pro forma impact of the acquisition of TRW by Northrop and other potential parties.

      Taking into account the financial analyses described above and other factors, the Board concluded that the Company’s value enhancement plan is well-positioned to deliver more value than the Revised Offer. The Board also authorized management and its advisors to initiate a process to explore all strategic alternatives to create shareholder value at levels above the Revised Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 is hereby amended by replacing in its entirety the table setting forth details of purchases of Common Shares for the account of certain executive officers through their 401(k) Plan account with the following:

			Number of
Name	Date of Transaction	Nature of Transaction	Common Shares	Purchase Price

Wesley G. Bush	2/21/2002	Purchase	47	$39.52
	2/21/2002	Purchase	9	$39.49
	2/25/2002	Purchase	57	$50.62
	2/25/2002	Purchase	57	$50.65
	3/15/2002	Dividend Reinvestment	12	$51.12
Timothy W. Hannemann	2/22/2002	Purchase	67	$49.72
	3/15/2002	Dividend Reinvestment	14	$51.12
Howard V. Knicely	2/21/2002	Purchase	15	$39.49
	2/25/2002	Purchase	9	$50.62
	3/15/2002	Dividend Reinvestment	26	$51.12
William B. Lawrence	2/21/2002	Purchase	15	$39.49
	2/25/2002	Purchase	9	$50.62
	3/15/2002	Dividend Reinvestment	14	$51.12
George C. Roman	2/21/2002	Purchase	20	$39.52
	2/21/2002	Purchase	20	$39.49
	2/25/2002	Purchase	15	$50.62
	2/25/2002	Purchase	30	$50.65
	3/8/2002	Purchase	64	$50.08
	3/8/2002	Purchase	26	$50.11
Robert H. Swan	2/21/2002	Purchase	59	$39.52
	2/21/2002	Purchase	15	$39.49
	3/15/2002	Dividend Reinvestment	2	$51.12
Donald C. Winter	2/25/2002	Purchase	100	$50.62
	3/15/2002	Dividend Reinvestment	40	$51.12

Item 6 is hereby further amended by replacing in its entirety the last sentence of the first paragraph following the table set forth above with the following:

The Trust purchased for the account of each non-employee Director with such deferred director compensation, (i) 66 Common Shares on March 1, 2002 for $50.24 per share and (ii) 65 Common Shares on April 1, 2002 for $51.27 per share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is hereby amended by adding the following disclosure to the end of such section:

      For the reasons discussed in Item 4 above, the Board of Directors unanimously (with one director absent) determined that the Revised Offer is financially inadequate and not in the best interests of TRW shareholders. In addition to the Company’s execution of its strategic plan, the Board determined to authorize management and its advisors to initiate a process to explore all strategic alternatives to create shareholder value at levels above the Revised Offer. These alternatives could lead to and involve undertaking negotiations which may result in an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries or a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries. As of the date hereof, there have been contacts with parties who have expressed interest in the possibility of pursuing various types of transactions with the Company. The Board has authorized management of the Company to make certain confidential information relating to the Company available to third parties, including Northrop, upon the execution by such third parties of a confidentiality agreement satisfactory to the Company.

      The Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above in this Item 7 prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing that no such disclosure with respect to any such transaction be made until such agreement in principle has been reached.

      There can be no assurance that any of the foregoing actually will result in any transaction. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in the withdrawal of the Revised Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

(a)     Legal Matters

      Item 8(a) is hereby amended by adding the following disclosure immediately after the fifth paragraph of such section:

      On April 15, 2002, Judge John M. Manos of the United States District Court for the Northern District of Ohio issued an Opinion and Order denying Northrop’s motion for a preliminary injunction against the enforcement and application of Ohio’s Control Share Acquisition Statute and Merger Moratorium Statute. Judge Manos ruled that Northrop had failed to demonstrate any need to have its motion heard prior to the shareholder vote at the Control Share Acquisition shareholder meeting. Judge Manos explained Northrop had failed to establish any irreparable harm in that, among other things, Northrop has conceded that its proposed merger, under any circumstances, “will take months to effectuate,” as it is subject to numerous conditions, including “antitrust review by both the United States and European Union,” and, in that connection, Judge Manos cited the fact “that the United States Department of Justice has requested additional information about the proposed transaction and has extended its antitrust inquiry.” The Court further ruled that any dispute concerning whether shares are “interested shares” for purposes of determining their eligibility to vote can be determined after the Control Share Acquisition shareholder meeting, and any harm can be remedied through a recount of proxies. Based on these factors, and the general public policy against deciding constitutional issues expeditiously, the Court concluded that Northrop failed to establish any need for the Court to rule on its motion prior to the Control Share Acquisition shareholders meeting.

ITEM 9. EXHIBITS.

      Item 9 is hereby amended by adding the following thereto:

Exhibit No.

(a)(15)	Opinion of Credit Suisse First Boston Corporation, dated April 16, 2002 (incorporated by reference and attached hereto as Annex A).

(a)(16) Letter, dated April 17, 2002, to TRW’s shareholders.

(a)(17) Press Release issued by TRW on April 17, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By:	/s/ WILLIAM B. LAWRENCE

William B. Lawrence
Executive Vice President, General
Counsel and Secretary

Dated: April 17, 2002

Annex A

PRIVILEGED AND CONFIDENTIAL

April 16, 2002

Board of Directors

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124

Members of the Board:

You have asked us to advise you with respect to the adequacy to the holders of common stock, par value $0.625 per share (“Company Common Stock”), of TRW Inc. (the “Company”), from a financial point of view, of the Revised Northrop Offer (as defined below). Upon the terms and subject to the conditions set forth in the Preliminary Prospectus/ Offer to Exchange, dated March 4, 2002 and the related letter of transmittal, each as amended or supplemented through the date hereof (together, the “Offer to Exchange”), which form a part of the Registration Statement on Form S-4 of Northrop Grumman Corporation (“Northrop”), Northrop has commenced an offer (the “Revised Northrop Offer”) to exchange, for each outstanding share of Company Common Stock, that number of shares of Northrop common stock, par value $1.00 per share (“Northrop Common Stock”), equal to the quotient of $53.00 divided by the average of the closing sale prices for a share of Northrop Common Stock on the New York Stock Exchange over the five consecutive trading days ending immediately prior to the second trading day before the expiration of the Revised Northrop Offer (the “Exchange Ratio”); provided, however, that in no event will the Exchange Ratio be greater than 0.4690 nor less than 0.4309. The Offer to Exchange further provides that Northrop intends, as soon as possible after completion of the Revised Northrop Offer, to seek to effect a merger of the Company with Northrop or a wholly-owned subsidiary of Northrop (the “Merger” and, together with the Revised Northrop Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock would be converted into the right to receive that number of shares of Northrop Common Stock equal to the Exchange Ratio.

In arriving at our opinion, we have reviewed the Offer to Exchange and certain related documents as well as certain publicly available business and financial information relating to the Company and Northrop. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company and Northrop and we have compared such data with similar data for other publicly held companies in businesses similar to those of the Company and Northrop. In addition, we have considered, to the extent publicly available, the financial terms of certain business combinations and other transactions, which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information, and we have relied on its being complete and accurate in all material respects. With your consent, as to Northrop, we have relied solely on publicly available information. With respect to the financial forecasts for the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Northrop, nor have we been furnished with any such evaluations or appraisals.

Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not in any manner address, and we are not expressing any opinion as to, the actual value of shares of Company Common Stock or Northrop Common Stock or the prices at which such securities will trade at any time.

We are acting as financial advisor to the Company in connection with the Revised Northrop Offer and will receive compensation for our services. We have in the past provided, and may in the future provide, investment banking and financial services to Northrop unrelated to the Revised Northrop Offer for which we have received, and expect to receive, compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of both the Company and Northrop for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Revised Northrop Offer and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender any securities pursuant to the Revised Northrop Offer or as to how such stockholder should vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Revised Northrop Offer is inadequate to the holders of Company Common Stock from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

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